Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ NYSE Amex Ticker Symbol: AZK U.S. Registration: (File #001-31893)

FIRST QUARTER REPORT
MARCH 31, 2009

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the first quarter of 2009, which have been prepared on the basis of available information up to May 11, 2009.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The first quarter was highlighted by the following activities:

•

Cash flow from operating activities increased 27% to $19.7 million compared to same quarter of 2008.

•

Earnings of $5.0 million, or $0.03 per share, and adjusted earnings of $7.1 million, or $0.05 per share.

•

Gold production of 38,966 ounces, in line with plan.

•

Total cash costs of US$379 per ounce, 10% lower than same quarter of 2008.

•

Project debt reduced by $8.2 million.

•

Subsequent to March 31, 2009, an equity financing realized net proceeds of $47.4 million.

FINANCIAL RESULTS

First Quarter 2009

Earnings of $5.0 million, or $0.03 per share, were achieved in the first quarter of 2009, compared to a loss of $3.8 million, or ($0.03) per share, in the same period of 2008.  Operating results were impacted by non-cash derivative losses of $0.7 million and foreign exchange losses of $1.3 million, on an after tax basis.  After adjusting for these items, earnings for the quarter were $7.1 million, or $0.05 per share, compared to adjusted earnings in the first quarter of 2008 of $3.3 million or $0.02 per share.

Revenue from Casa Berardi operations increased to $41.6 million in the first quarter of 2009 from the sale of 37,400 ounces of gold, compared to $35.1 million from the sale of 39,611 ounces of gold in the same quarter of 2008, primarily as a result of a weaker Canadian dollar.  The average realized gold price was US$888 per ounce and the average Cad/US exchange rate was 1.25, compared to realized prices of US$877 per ounce at an average exchange rate of 1.01 in the same quarter of 2008.  The 2009 average realized gold price includes the sale of 20,191 ounces of gold at an average price of US$868 per ounce from the exercise of call options, compared to 17,111 ounces of gold sold at an average price of US$833 per ounce from the exercise of call options in the first quarter of 2008.  Actual gold production in the quarter was 38,966 ounces, compared to 42,074 ounces in the same quarter of 2008.

Operating costs in the first quarter of 2009 totalled $17.7 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.5 million.  On a unit cost basis, total cash costs per ounce of gold sold was US$3791 and DD&A amortization was US$183 per ounce, for a total production cost of US$562 per ounce.

In the first quarter of 2009, rising gold prices together with a weaker Canadian dollar, partially mitigated by the expiry of gold options and foreign exchange contracts, resulted in a non-cash charge of $0.9 million due to an increase in the net unrealized derivative liabilities to $26.3 million at March 31, 2009.  In the same quarter of 2008, $9.9 million was charged to operations.  There are no margin requirements with respect to these derivative positions.

1 See “Non-GAAP measures” on page 8.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009
2

Administrative and general costs in the first quarter of 2009 totalled $2.8 million, slightly higher than the $2.6 million incurred in the same period of 2008.  Included in these costs are stock based compensation charges totalling $0.9 million compared to $0.4 million in the same period of 2008.

Exploration expenditures of $1.2 million incurred at Joanna and Kipawa were charged to operations during the first quarter of 2009, compared to $2.3 million in the same period of 2008.

Interest costs associated with the project debt facility dropped to $0.3 million from $1.1 million in the first quarter of 2008 as a result of principal debt repayments of $39.8 million made in 2008 together with declining interest rates during the first quarter of 2009.

Income and resource taxes totalled $3.6 million, of which $1.2 million are current Quebec mining taxes and $2.4 million are future income taxes. The future income taxes are the result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

Foreign exchange losses totalling $1.7 million were realized in the first quarter of 2009, compared to gains of $1.2 million in the same quarter of 2008.

Cash flow from operating activities increased 27% to $19.7 million in the first quarter of 2009, compared to cash flow of $15.6 million in the same period of 2008.  A significantly weaker Canadian dollar and similar realized US dollar gold prices resulted in a 26% increase in realized Canadian dollar gold prices and a wider operating profit margin in the first quarter of 2009 compared to the same period last year.

Capital expenditures totalled $10.5 million in the first quarter, of which $7.8 million was on sustaining capital and $2.1 million was on exploration activity at Casa Berardi.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances increased by $5.0 million in the first quarter of 2009 as a result of positive cash flow from Casa Berardi operations, net of sustaining capital and an $8.2 million principal payment.

Aggregate investing activities resulted in cash outflows of $15.5 million during the first quarter of 2009, compared to cash inflows of $6.6 million in the same period of 2008.

Financing activities during the first quarter of 2009 resulted in a net cash outflow of $6.0 million, primarily due to a principal debt repayment of $8.2 million in March from the Company’s restricted cash account.  The exercise of incentive stock options provided $2.3 million.  In the same period of 2008, financing activities resulted in a net cash outflow of $25.6 million as a principal debt repayment of $26.7 million was made at the end of March 2008.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009
3

CASH RESOURCES AND LIQUIDITY

As at March 31, 2009, cash and cash equivalents stood at $32.6 million, compared to $34.3 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $26.2 million, compared to $21.2 million as at December 31, 2008.  On May 6, 2009, $13.0 million was released from the restricted cash accounts, following an $8.2 million debt repayment on March 31, 2009.

Aurizon had working capital of $22.0 million as at March 31, 2009, compared to $24.1 million at the end of 2008.  Included in current liabilities are the two final project debt repayments due in September 2009 and March 2010 totalling $21.0 million.  Also included in current liabilities at March 31, 2009 are non-cash derivative liabilities totalling $17.2 million compared to $13.7 million at the end of 2008.

Long-term debt at March 31, 2009 totalled $1.3 million of which $1.2 million is refundable government assistance and $0.1 million is equipment capital leases, compared to long-term debt of $9.4 million at the beginning of the year.

Subsequent to March 31, 2009, the Company closed a bought deal equity financing for gross proceeds of
$50 million, whereby the Company issued a total of 9,708,800 common shares at a price of $5.15 per share.  Net proceeds of the financing after underwriters’ commissions and related costs total $47.4 million.

CALCULATION OF ADJUSTED EARNINGS

Adjusted earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

(in thousands of Canadian dollars, except per share amounts)
	1st Quarter 2009	1st Quarter 2008
Earnings (loss) as reported	$5,048	($3,776)
Unrealized loss on derivative instruments¹	720	7,987
Foreign exchange loss (gain)¹	1,310	(934)
Adjusted earnings	7,078	3,277
Adjusted earnings per share	$0.05	$0.02

¹ - Net of income taxes

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009
4

CASA BERARDI

Casa Berardi produced 38,966 ounces of gold in the first quarter of 2009, of which 37,400 ounces were sold at an average price US$888 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 374,996 ounces of gold.

Operations

	2009	2008
	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	167,484	169,291	161,358	160,054	163,694
Grade – grams/tonne	7.93	7.70	8.58	7.73	8.63
Mill recoveries - %	91.3%	91.5%	93.3%	92.7%	92.6%
Gold Production – ounces	38,966	38,363	41,522	36,871	42,074
Gold sold – ounces	37,400	38,348	40,228	41,217	39,611
Per ounce data – US$
Average realized gold price	$888	$793	$845	$869	$877
Total cash costs [1]	$379	$356	$405	$436	$422
Amortization [2]	$183	$226	$211	$210	$191
Total production costs [3]	$562	$582	$616	$646	$613

Table footnotes:

Operating costs net of by-product silver credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

Depreciation, depletion and accretion expenses divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

Total cash costs plus depreciation, depletion and accretion expenses per ounce of gold sold.

Ore throughput in the mill during the first quarter of 2009 increased to 167,484 tonnes from 163,694 tonnes in the same period of 2008 as a stable daily production rate of 1,860 tonnes per day was achieved.  An average ore grade of 7.9 grams/tonne was achieved in the first quarter of 2009, matching the ore grades planned for 2009.  Mill recoveries averaged 91.3% in the first quarter of 2009.  This compares to ore grades of 8.6 grams/tonne and mill recoveries of 92.6% in the first quarter of 2008.

Ore feed is now provided by three different zones including the 113 Zone, the NW Zone, and the newly developed Lower Inter Zone, thereby improving flexibility in the mining operations.

Total cash costs, on the basis of gold sold, were US$379 per ounce in the first quarter of 2009, 3% lower than the 2009 plan, and compared to US$422 per ounce in the first quarter of 2008. The weakness of the Canadian dollar in the first quarter of 2009 was the primary factor for the lower unit costs.  Unit mining costs in the first quarter of 2009 were $108 per tonne, 2% lower than the same quarter of 2008 costs of $110 per tonne.   Operating profit margin per ounce increased 12% to US$509 per ounce from US$455 per ounce in the same quarter of 2008.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

OTHER PROPERTIES

Joanna Gold Property

In the first quarter of 2009, two drill rigs were active on the Joanna property testing a deep exploration target 400 to 700 metres down-plunge from the Hosco mineral resource contour, and also testing geophysical targets in the northern part of the property.  In addition, drill targets along the main horizon of the recently optioned Alexandria property, to the east of the main Hosco Block were tested.  A total of 8,404 metres of surface drilling were completed during the quarter and results should be released during the second quarter, 2009.

Kipawa Gold/Uranium Property

Exploration activity at Kipawa consisted of the analysis and interpretation of results from the surface programs performed in 2008, in order to define a summer field work program.

OUTLOOK

Based upon first quarter results and the 2009 mine plan, Casa Berardi remains on target to produce between 150,000 – 155,000 ounces of gold at a total cash cost of approximately US$390 per ounce, using a Cad$/US$ exchange rate of 1.20.

Sustaining capital costs at Casa Berardi for the remainder of 2009 are estimated to total $9.8 million, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $8.5 million is planned on property, plant and mine equipment improvements.  This includes an additional capital budget of $3.7 million for mining equipment to replace contractor-owned equipment with the objective of lowering operating and total production costs.

The Company’s strong financial position at March 31, 2009, together with the net proceeds from the $50 million equity financing in April 2009, and the operating cash flows that are anticipated from Casa Berardi over the next twelve months are expected to allow Aurizon to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

Casa Berardi

Exploration

At Casa Berardi, underground exploration will continue from the exploration drift at the 810 metre level of the West mine, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, a new underground and surface drill program has recently been approved to initiate exploration along the west extension of the Lower Inter Zone, along the Principal Zone and along the dip extension of the East Mine with the objective of delineating inferred and indicated mineral resources.

For the remainder of 2009, $12.4 million will be invested at Casa Berardi for exploration activities, including $5.5 million on underground development and infrastructure, and $6.9 million on surface and underground drilling.

Technical Studies

At Casa Berardi, a feasibility study on mining the crown pillar of the East Mine by open pit has been awarded to Scott Wilson RPA Inc.  In addition, a preliminary technical assessment study on mining the upper portion of the Principal Zones by open pit will be initiated.

At Joanna, a pre-feasibility study has been awarded to BBA Inc., which will incorporate the new resource estimate on the Hosco Block of the Joanna property.

All studies will be completed in accordance with the Company’s global development principles supporting technical, economic, environmental and social considerations.  Metallurgical and geotechnical test work and meetings with various stakeholders are in progress. The studies are anticipated to be completed in the third quarter of 2009.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Corporate Development Activities

Roger Walsh was appointed Vice President, Corporate Development for the Company during the first quarter, 2009.  With the stability of operations at Casa Berardi providing significant cash flow and a strong balance sheet, the Company is actively pursuing opportunities to secure its growth profile.

Outstanding Share Data

As of May 11, 2009, Aurizon had 158,579,232 common shares issued and outstanding.  In addition, 8,020,350 incentive stock options representing 5.1% of outstanding share capital are outstanding and exercisable into common shares at an average price of $3.62 per share. In conjunction with the $50 million equity financing closed in April 2009, the underwriters of the financing  were granted an over-allotment option exercisable, in whole or in part, at any time prior to May 29, 2009, to purchase up to an additional 1,456,300 common shares of the Company at a price of $5.15 per share to cover over-allotments, if any.

Related Party Transactions and Off-balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Summary of Quarterly Results

(in thousands of Canadian dollars, except per share amounts)
	1st Quarter 2009	4th Quarter 2008	3rd Quarter 2008	2nd Quarter 2008	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007
Revenue	$41,566	$37,517	$35,502	$36,299	$35,134	$33,333	$36,092	$26,684
Operating costs	17,667	16,590	17,025	18,121	16,869	17,470	14,859	12,824
Administrative and general costs	2,794	3,182	1,866	3,313	2,569	2,176	1,779	3,269
Exploration costs	1,232	3,116	3,133	2,906	2,272	1,684	1,328	1,048
Unrealized derivative losses (gains)	933	5,794	(3,451)	(1,680)	9,922	10,312	3,787	(8,669)
Net Earnings (Loss)	5,048	(4,054)	7,108	5,643	(3,776)	(6,450)	2,445	8,229
Earnings (Loss) per share – basic and diluted	0.03	(0.03)	0.05	0.04	(0.03)	(0.04)	0.02	0.06

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and higher production costs primarily due to inflationary pressures.  Administrative and general cost fluctuations were impacted by stock based compensation charges and unrealized derivative gains and losses were impacted by volatile gold and currency fluctuations.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

International Financial Reporting Standards (“IFRS”)

Publicly listed enterprises will be required to adopt IFRS in replacement of Canadian Generally Accepted Accounting Principles on January 1, 2011.  This transition will require the Company to present its March 31, 2011 financial statements under IFRS, with restated comparative information.  The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures.  The transition may also impact certain business processes, contractual agreements, debt covenants and compensation arrangements.

The Company commissioned a third party service provider to prepare a diagnostic of the key elements of the transition to IFRS that will impact the Company’s financial statements.  This diagnostic has identified and ranked the key IFRS to Canadian GAAP differences applicable to Aurizon, assessed the potential impact to the financial statements, note disclosures, and exemptions available on transition.  During the second quarter of 2009, the Company will assess specific elements affecting the transition and complete a detailed project plan with timelines and key milestones, including the creation of an IFRS implementation team.

The Company expects to determine specific impacts to financial reporting prior to the end of the third quarter of 2009.  This assessment shall be instrumental in determining the approach required for record keeping in 2010, the first year in which IFRS will apply as comparative information in the 2011 financial statements.

The Company’s Audit Committee is overseeing the IFRS conversion project and holds Management accountable for a successful IFRS transition.  The Company will continue to communicate progress of this conversion in its upcoming quarterly reports.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Risks and Uncertainties

There have been no changes in the Company’s risks and uncertainties during the period ended March 31, 2009 from those described in the 2008 annual financial statements and 2008 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

NON-GAAP MEASURES

a)  Total Cash Costs Per Gold Ounce

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure, but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  These costs are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate to arrive at the total cash operating costs per ounce.

b)  Unit Mining Costs Per Tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statements of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes of ore processed through the mill.

c)  Operating Profit Margins Per Ounce

Operating profit margins per ounce are a non-GAAP measure, and are calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the quarter ended March 31, 2009, the average realized gold price was US$888 less total cash costs of US$379 for a operating profit margin of US$509 per ounce, compared to an average realized gold price of US$877 less total cash costs of US$422 for a operating profit margin of US$455 per ounce for the first quarter of 2008.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	March 31,	December 31,
	2009	2008
Issued	148,813,932	148,068,298
Fully-diluted	156,890,782	156,586,548
Weighted average	148,495,299	147,707,642

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2009, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com          Email: info@aurizon.com

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Aurizon Mines Ltd.
Balance Sheets (unaudited) - as at

	March 31	December 31
(in thousands of Canadian Dollars)	2009	2008
	$	$
ASSETS CURRENT
Cash and cash equivalents	32,587	34,337
Restricted cash	26,238	21,225
Accounts receivable and prepaid expenses	2,726	4,419
Refundable tax credits and mining duties	5,301	5,301
Derivative instrument assets	166	412
Inventories	10,608	10,145
	77,626	75,839
Derivative instrument assets	428	1,420
Other assets	1,766	1,553
Property, plant & equipment	55,489	54,761
Mineral properties	125,614	124,378
TOTAL ASSETS	260,923	257,951
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	15,616	15,067
Derivative instrument liabilities	17,206	13,727
Current portion of long-term debt	21,626	21,663
Current provincial mining taxes payable	1,167	1,302
	55,615	51,759
Derivative instrument liabilities	9,690	13,474
Long-term debt	1,270	9,430
Asset retirement obligations	21,152	20,905
Future income tax liabilities	19,822	17,442
TOTAL LIABILITIES	107,549	113,010
SHAREHOLDERS’ EQUITY
Share Capital	198,098	194,647
Contributed Surplus	872	872
Stock based compensation	8,947	9,013
Deficit	(54,543)	(59,591)
TOTAL SHAREHOLDERS’ EQUITY	153,374	144,941
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	260,923	257,951

The attached notes form an integral part of these financial statements

Subsequent Event – Note 4(b)

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,
Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Aurizon Mines Ltd.
Statements of Earnings (Loss) and Comprehensive Income (Loss) (unaudited) - For the three months ended March 31,

(in thousands of Canadian Dollars, except for share and per share amounts)	2009	2008
	$	$
REVENUE
Mining operations	41,566	35,134
EXPENSES
Operating costs	17,667	16,869
Depreciation, depletion and accretion	8,512	7,550
Administrative and general costs	2,794	2,569
Exploration costs	1,232	2,272
Unrealized derivative losses (Note 6(a))	933	9,922
Interest on long-term debt	251	1,146
Foreign exchange loss (gain)	1,696	(1,160)
Capital taxes	203	225
Other income (Note 7)	(317)	(750)
	32,971	38,643
Earnings (loss) for the period before income taxes	8,595	(3,509)
Current provincial mining taxes	(1,167)	-
Future income tax expense relating to mining duties	(422)	(761)
Future income tax (expense) recovery	(1,958)	494
Earnings (loss) and comprehensive income (loss) for the period	5,048	(3,776)
Earnings (loss) per share – basic and diluted	0.03	(0.03)
Weighted average number of common shares outstanding (thousands)	148,495	147,113

Statements of Deficit (unaudited) - For the three months ended March 31,

(in thousands of Canadian Dollars)	2009	2008
	$	$
Deficit – Beginning of period as previously reported	(59,591)	(69,006)
Retrospective adoption of new accounting standard (Note 2(a))	-	4,494
Deficit – as adjusted	(59,591)	(64,512)
Earnings (loss) for the period	5,048	(3,776)
Deficit – end of period	(54,543)	(68,288)

    The attached notes form an integral part of these financial statements

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Aurizon Mines Ltd.

Statements of Cash Flow (unaudited) – For the three months ended March 31,

(in thousands of Canadian Dollars)	2009	2008
	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Earnings (loss) for the period	5,048	(3,776)
Adjustments for non-cash items:
Depreciation, depletion, and accretion	8,512	7,550
Refundable tax credits	(213)	(383)
Loss (gain) on sale of property, plant and equipment	34	(11)
Stock based compensation	923	361
Unrealized non-hedge derivative losses	933	9,922
Future income tax expense	2,380	267
	17,617	13,930
Decrease in non-cash working capital items (Note 8)	2,118	1,636
	19,735	15,566
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(3,525)	(1,548)
Mineral properties	(6,981)	(2,393)
Restricted cash proceeds (funding)	(5,013)	11,028
Refundable tax credits	-	(534)
	(15,519)	6,553
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares	2,262	926
Long-term debt	(8,228)	(26,532)
(5,966)		(25,606)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,750)	(3,487)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	34,337	24,837
CASH AND CASH EQUIVALENTS - END OF PERIOD	32,587	21,350

    The attached notes form an integral part of these financial statements

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

Notes to Financial Statements (unaudited)
(all figures in Canadian dollars unless otherwise stated)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2008.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.

Adoption of new accounting standards

a)     Goodwill and intangible assets, CICA section 3064

Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. This new standard provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2006 and 2007 results have been retrospectively restated, as reflected in the Statements of Deficit.

b)    Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009.  The Company adopted EIC-173 effective January 1, 2009.  The adoption of this standard did not impact the Company’s financial statements.

c)    Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs.  In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs.   The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

3.

Other assets

	March 31, 2009	December 31, 2008
	($000)	($000)
Refundable tax credits	213	-
Refundable mining duties	862	862
Reclamation deposits	391	391
Worker’s compensation premiums	300	300
Total other assets	1,766	1,553

In 2008, the Company began participating in a retrospective workers compensation premiums program in which the annual workers compensation premiums are based on the Company’s overall safety records and history of incident claims.  As at March 31, 2009, the Company estimates it will receive a refund of $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

4.

Share Capital

a)

Authorized:

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

 b)

Issued and fully paid:

Common Shares	Shares	Amount
	(000)	($000)
Balance – December 31, 2008	148,068	194,647
Mineral properties payments	54	200
Exercise of stock options	692	2,262
Fair value of options exercised	-	989
Balance – March 31, 2009	148,814	198,098

On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million.  In conjunction with the financing, the underwriters received a cash commission of 4%.  Net proceeds of the financing after underwriters’ commissions and related costs totalled $47.4 million.  The Underwriters were also  granted an over-allotment option exercisable, in whole or in part,  at any time prior to the 30th day from (and including) the closing of the Offering, to purchase up to an additional 1,456,300 common shares of the Company at a price of $5.15 per share to cover over-allotments, if any.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

4.

Share Capital (continued)

c)

Incentive Stock Options

i) During the month of March 2009, incentive stock options were granted to an officer to purchase up to 250,000 shares at an exercise price of $6.09 per share.  The fair value of the options granted was estimated as $2.71 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	54.50%
Risk-free interest rate	1.72%
Expected lives	4.2 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $0.4 million relating to the options that vest immediately.  A further stock based compensation expense of $0.3 million will be charged to operations over the one year vesting period of these options.

ii) The status of incentive stock options granted to officers, directors and employees as at March 31, 2009 and the changes during the three month period ended on that date are presented below:

Three months ended March 31, 2009
	Options (000)	Weighted-average exercise price
Outstanding at beginning of period	8,518	$3.51
Granted	250	$6.09
Exercised	(692)	$3.27
Outstanding at end of period	8,076	$3.61
Vested and exercisable at the end of the period	4,967	$3.43

d)

Accumulated Other Comprehensive Income

As at March 31, 2009, the Company’s accumulated other comprehensive income balance was nil.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

5.

Long-term Debt

	March 31, 2009	December 31, 2008
	($000)	($000)
Casa Berardi loan facility	20,952	29,161
Capital lease obligations	123	142
Reimbursable government assistance	1,821	1,790
	22,896	31,093
Less current portions:
Casa Berardi loan facility	(20,952)	(21,000)
Capital lease obligations	(77)	(77)
Reimbursable government assistance	(597)	(586)
	(21,626)	(21,663)
Long-term debt	1,270	9,430

a)

Casa Berardi loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as collateral for the senior debt.  Initially, the loan facility had a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  Following an amendment to the credit agreement in February 2008 (described below), the loan term was reduced to 4 years with the final principal repayment date on March 31, 2010.  The Company may borrow in the form of a bankers’ acceptance loan or a prime rate based loan.  The loan may be repaid at any time without penalty.

The credit agreement relating to the Casa Berardi loan facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks to be achieved at Casa Berardi. The parameters were achieved in the second quarter of 2008, thereby triggering a decrease in the interest rates from prime plus 1.25% to prime plus 0.875% on the prime rate loans, and from CDOR plus 2.25% to CDOR plus 1.875% on the bankers’ acceptance loans.

As the final scheduled principal repayment is due March 31, 2010, the project debt balance of $21.0 million is reflected as a current liability.

b)

Restricted cash

As at March 31, 2009, in accordance with the terms of the $75 million project loan facility, $26.2 million (December 31, 2008 - $21.2 million) was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  The debt facility allowed for the Company to gain access to the restricted cash once it was able to show consistent, sustained production levels by achieving certain operational targets agreed upon with the lenders.  Prior to achieving these targets, the restricted funds could only be used to sustain Casa Berardi mining operations and make debt repayments.  In 2008, the Company achieved these targets, thereby enabling the Company to withdraw funds from the restricted accounts after every scheduled principal repayment, whilst maintaining a balance equal to at least the estimated amount of principal and interest due on the next repayment date.  Accordingly, $13.0 million was released from the restricted accounts on May 6, 2009.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

6.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at March 31, 2009 were as follows:

	2009	2010	Total
Gold
US$500 put options purchased - ounces	64,651	65,814	130,465

Call options sold - ounces	64,651	65,814	130,465
Average call price per ounce	US$887	US$908	US$897
Canadian – U.S. dollars
Forward sales contracts – ‘000 Cad$	$26,643	$18,600	$45,243
Average exchange rate – Cad$/US$	1.10	1.11	1.11

As at March 31, 2009, the net unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $20.2 million and the currency non-hedge derivative position had a net unrealized mark-to-market loss of $6.1 million, for a net unrealized derivative loss of $26.3 million.  The spot gold price and Cad$/US$ exchange rate were US$917 and 1.26 respectively as at March 31, 2009.  The current and non-current portions of these net losses as at March 31, 2009, are reflected in the balance sheet as follows:

	ASSETS		LIABILITIES
	Current Gains	Non-Current Gains	Current Losses	Non-Current Losses	Total Gains (Losses)
	($000)	($000)	($000)	($000)	($000)

Gold put options	166	428	-	-	594
Gold call options	-	-	(12,275)	(8,545)	(20,820)
Currency contracts	-	-	(4,931)	(1,145)	(6,076)
Totals - as at March 31, 2009	166	428	(17,206)	(9,690)	(26,302)

Year-to-date net losses of $0.9 million have been charged to operations.  There are no margin requirements with respect to these derivative positions.

During the three months ended March 31, 2009, 20,191 ounces of gold put options expired and 20,191 gold call options were exercised at an average price of US$868 per ounce.  In addition, $13.2 million of currency forward contracts matured at an average Cdn/US exchange rate of 1.11.

b)

Contractual obligations

The Company has incurred contractual obligations during the first quarter of 2009 in respect of operations and development activities at Casa Berardi totalling $3.0 million, which are in addition to those disclosed in the Company’s 2008 annual financial report.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2009

7.

Other income

	Three Months Ended
	March 31, 2009	March 31, 2008
	($000)	($000)

Gain (loss) on disposal of property, plant & equipment	(34)	11
Royalty income	73	155
Interest income	278	584
Other income	317	750

8.

Cash flow information

Analysis of change in non-cash working capital items:

	Three Months Ended
	March 31, 2009	March 31, 2008
	($000)	($000)
Accounts receivable and prepaid expenses	1,928	445
Gold inventory	(380)	(1,158)
Supplies inventory	(346)	(12)
Non-refundable taxes	232	225
Current provincial mining taxes payable	135	-
Accounts payable and accrued liabilities	549	2,136
Decrease in non-cash working capital	2,118	1,636